U.S. Securities and Exchange Commission
Attn: Peggy Kim, Special Counsel,
Office of Mergers and Acquisitions
Division of Corporation Finance
100 F. Street N.E.
Washington, D.C. 20549-3628

Re:    Iowa Renewable Energy, LLC
Schedule 13E-3 filed June 20, 2012
File No. 0005-86878

Schedule 14A filed June 20, 2012
File No. 000-52428

Dear Ms. Kim:
We are in receipt of your letter dated June 27, 2012, providing comments on Iowa Renewable Energy, LLC's Schedule 13E-3 as filed on June 20, 2012 and Preliminary Proxy Statement on Schedule 14A as filed on June 20, 2012. The purpose of this letter is to provide our response to your comments. To facilitate your review of our responses and the corresponding revisions to the applicable documents, set forth below is each of your comments immediately followed by our response. In addition, we are enclosing a redlined Amendment No. 1 to Schedule 13E-3 and redlined Amendment No. 1 to Schedule 14A, which track all of the revisions made pursuant to your comments as well as additional changes and supplements.
Schedule 13E-3
General
1.    We note that you are purporting to create two classes of securities out of what is currently a single class of units, for the purpose of taking the company private by causing the existing class of units to be held by less than 300 security holders of record and causing each "new" class of units to be held by less than 500 security holders of record. In your response letter, provide your legal analysis as to why the units and Class A and Class B are truly separate classes for purposes of determining eligibility to deregister under Section 12 of the Securities Exchanged Act of 1934. Also, please provide a formal opinion of counsel that your existing units and your newly authorized classes of units are separate classes of securities under Iowa state law. Your response should also provide counsel's legal analysis as to why it is opining that your existing units and the newly authorized classes of units are in fact separate classes under state law. In this regard, this analysis should include a detailed discussion and comparison of each feature of your existing and new classes of units and why the rights of each class support the opinion of counsel.
RESPONSE: We have provided the requested formal opinion of counsel, which is attached as Exhibit A to this letter.

Under the Iowa Renewable Energy, LLC ("IRE") proposed Third Amended and Restated Operating Agreement (the "Proposed Operating Agreement"), IRE's Class A units and Class B units will have different rights. Members holding IRE's Class A units will be entitled to vote on all matters for which unit holder approval is required under IRE's operating agreement and Iowa law. Members holding IRE's Class B units, by contrast, will only be entitled to vote on the election of directors, mergers, voluntary dissolution, certain amendments to the Operating Agreement that modify their rights, and as required by Iowa law. Class B Members will not be entitled to vote on any other matters. Additionally, the Proposed Operating Agreement permits transfers of Class A units only in blocks of at least 10 units and allows IRE's Board of Directors to prohibit transfers that would result in 300 or more Class A Members. Class B units, on the other hand, may be transferred without regard to the number of units transferred, and may be prohibited if the transfer would result in 500 or more Class B Members. As described below, due to these different voting and transfer rights, the Class A units and Class B units constitute separate classes of securities under Iowa Law and Section 12(g) of the Securities Exchange Act of 1934 (the "Exchange Act").

Section 307 of the Iowa Limited Liability Company Act, under which IRE was formed (the "Former Iowa Act"), allows separate classes of membership interests that may be distinguished on the basis of their rights and powers, including voting rights. That section states: "An operating agreement may provide for classes or groups of members and the relative rights, powers, and duties of such members. . . An operating agreement may provide for taking action, including the amendment of the operating agreement, without the vote or approval of any member or class or group of members . . . [and] that any member or class or group of members has no voting rights."

The Former Iowa Act was replaced by the Iowa Revised Uniform Limited Liability Company Act (the "Iowa Revised Act"), which governs all limited liability companies as of January 1, 2011. The Iowa Revised Act broadens the permissible scope and function of operating agreements; therefore, a similar section granting authority to delineate classes and providing examples of differing characteristics was not necessary. However, there are no contradictory provisions in the Iowa Revised Act or any binding legal authority that render the Former Iowa Act's examples of separate classes inapplicable. Therefore, limited liability company interests that have different rights and limitations, specifically voting rights, can constitute different classes under Iowa law.
IRE registered its securities under Section 12(g) of the Exchange Act. Section 12(g)(4) states "[r]egistration of any class of security pursuant to this subsection shall be terminated ninety days, or such shorter period as the Commission may determine, after the issuer files a certification with the Commission that the number of holders of record of such class of security is reduced to less than 300 persons. . ." Section 12(g)(5) states "[f]or the purposes of this subsection the term 'class' shall include all securities of an issuer which are of substantially similar character and the holders of which enjoy substantially similar rights and privileges" (emphasis added).
The SEC has agreed that different voting rights alone are sufficient to create substantially different rights and privileges and therefore separate classes of securities. At the request of Crawford and Company, the SEC agreed that Crawford and Company's Class A and Class B common stock would be considered separate classes. Crawford and Company, SEC No-Action Letter, Fed. Sec. L. Rep. (CCH) 79,673 (April 19, 1991). The only difference between the two classes in Crawford was that Class A stockholders only had voting rights with respect to certain merger, share exchange, reclassification or recapitalization transactions; amendments to the company's certificate of incorporation affecting their voting rights; and matters they were entitled to vote upon under Georgia law. Id.

Much like the limitations in Crawford, members holding IRE's Class B units will have limited voting rights. Additionally, as described above, Class A members and Class B members will have different rights with respect to transfers. Due to these different rights and privileges of the two classes under the Proposed Operating Agreement, the proposed Class A units and Class B units are separate classes of securities for purposes of Exchange Act Section 12(g)(5).

Schedule 14A

2.    Please revise the proxy statement and proxy card to indicate that they are "preliminary" copies. Refer to Rule 14a-6(e)(1).

RESPONSE: We have revised the proxy statement and proxy card as requested.

Questions and Answers about the Reclassification, page 1

What is the purpose and structure of the Reclassification, page 1

3.    We note you sent a letter to unit holders notifying them that they have until July 3, 2012 to transfer units so that they could hold 40 or more units and receive Class A Units. Please revise to describe the reasons and basis for restricting transfers after July 3, 2012 and before unit holders voted or received information about the reclassification. In addition, please file the notice to unit holders on EDGAR, since it appears the notice should have been filed as soliciting material under Rule 14a-12, notwithstanding the disclaimer language at the end of the letter.

RESPONSE: We have revised the proxy statement as requested and have filed the letter as soliciting material under Rule 14a-12.
What does it mean for IRE and our unit holders that IRE will no longer..., page 2
4.    Please revise to discuss the loss of the rights and protections that the federal securities laws provide to security holders, the substantive disclosure requirements that the federal securities laws require of public companies, and the reporting obligations for directors, officers and principal security holders of public companies.
RESPONSE: We have revised the proxy statement as requested.

What changes to our Operating Agreement are being proposed by the board, page 3

5.    Please revise or advise us as to whether certain amendments should be identified as separate matters to be acted upon. Refer to Rule 14a-4(a)(3) and the Fifth Supplement to the Division's Manual of Publicly Available Telephone Interpretations. In this regard, address whether any of the amendments were not previously part of your governing documents and would require unit holder approval if they were presented on their own.

RESPONSE: We have revised the proxy statement and proxy card to provide separate approval of the voting rights of the Class B units and transfer restrictions for the Class A units as requested.

Will I have dissenters' or appraisal rights in connection with the Reclassification, page 4

6.    Please further describe the appraisal and dissenters' rights that may exist for unit holders "who can demonstrate that they have been damaged by the Reclassification."

RESPONSE: We have revised the proxy statement as requested.

What is the voting requirement for approval of the Reclassification, page 6

7.    Please revise, here and on page 23, to ensure that the numbering of proposals is consistent with the order on the proxy card. For example, we note that Proposal 3 on the proxy card refers to the election of directors, rather than the adjournment to solicit additional proxies.

RESPONSE: We have revised the proxy statement as requested.

Special Factors Related to the Reclassification, page 7

Background, page 7

8.    Please revise the Background section to further describe each contact, meeting, or negotiation that took place and the substance of the discussions or negotiations at each meeting. Please identify any counsel or financial advisors and the members of management who were present at each meeting. Please also revise to describe any discussion regarding the terms of the Class A and B units.

RESPONSE: We have revised the proxy statement as requested.
Procedural Fairness, page 12
9.    Refer to the fifth bullet point on page 12. Please revise to address fairness given unit holders' inability to acquire additional shares after July 3, 2012, which is before the date that unit holders will vote or will receive the proxy statement.
RESPONSE: We have revised the proxy statement as requested.
Factors Not Considered Material, page 13
10.    Please revise to quantify the going concern value, net book value and liquidation value.
RESPONSE: We have revised the proxy statement to include the net book value. However, no appraisal or other valuation opinion has been prepared regarding the going concern value or liquidation value of IRE or its assets. We believe that these values are not material to the Reclassification since each member's economic interest, including the right to receive distributions of our assets following a liquidation, remain the same in the event the Reclassification is approved.
Effects of the Reclassification on Unit Holders of IRE, page 16
11.    Please discuss the loss of the rights and protections that the federal securities laws provide to security holders, the substantive disclosure requirements that the federal securities laws, including the Sarbanes-Oxley Act, require of public companies and the reporting obligations for directors, officers, and principal security holders of public companies.
RESPONSE: We have revised the proxy statement as requested.
The Third Amended and Restated Operating Agreement, page 19
12.    Please revise to describe the reasons for the amendments to the operating agreement. Refer to Item

19 of Schedule 14A.
RESPONSE: We have revised the proxy statement as requested.
Director Elections, page 22
13.    Please revise to state whether each nominee has consented to being named in the proxy statement and to serve if elected. Refer to Rule 14a-4(d)(4).
RESPONSE: We have revised the proxy statement as requested.
Quorum; Vote Required for Approval, page 24
14.    Please revise your discussion of broker non-votes since brokers do not have discretionary authority to vote on non-routine matters including the Reclassification and the election of directors.
RESPONSE: We have revised the proxy statement as requested.

Acknowledgments

IRE is responsible for the adequacy and accuracy of the disclosure in the Schedule 13E-3 and Proxy Statement and any and all exhibits attached thereto.

Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings.

IRE may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact me with any questions or concerns regarding any of the foregoing matters.

Sincerely,
/s/ Catherine C. Cownie
Catherine C. Cownie

Iowa Renewable Energy, LLC
1701 East 7th Street
Washington, Iowa 52353

Re:    Classes of Securities under Third Amended and Restated Operating Agreement

Ladies and Gentlemen :
We have acted as counsel to Iowa Renewable Energy, LLC, an Iowa limited liability company ("IRE"), in connection with IRE's proposed reclassification of its common equity units into two (2) classes, to be designated as Class A units and Class B units (the "Reclassification"). The Reclassification will be effected by adopting a proposed Third Amended and Restated Operating Agreement (the "Proposed Operating Agreement"), a copy of which is attached to this opinion as Exhibit A.
In our capacity as counsel to IRE, we have been asked to deliver our opinion as to whether the Class A units and Class B units constitute separate classes of limited liability company membership interests under Iowa law. We have made such legal and factual investigation as we deem necessary to render this opinion.
In rendering this opinion, we have assumed and relied upon, but have not independently verified, the genuineness of all signatures on all documents, the legal capacity and competency of all natural persons for relevant purposes, the authenticity of documents submitted to us as originals, and the conformity to the authentic originals of documents submitted to us as copies.
In rendering this opinion, we have reviewed such provisions of law as we, in our judgment, deem applicable to the Reclassification. We have also reviewed and examined the following documents:

(a)	Proposed Operating Agreement; and

(b)	Preliminary Proxy Statement filed by IRE on Schedule 14A.

Section 307 of the Iowa Limited Liability Company Act, under which IRE was formed (the "Former Iowa Act"), contemplates that separate classes of membership interests may be distinguished on the basis of their rights and powers, including voting rights. That section states: "An operating agreement may provide for classes or groups of members and the relative rights, powers, and duties of such members. . . An operating agreement may provide for taking action, including the amendment of the operating agreement, without the vote or approval of any member or class or group of members . . . [and] that any member or class or group of members has no voting rights."

The Former Iowa Act was replaced by the Iowa Revised Uniform Limited Liability Company Act (the "Iowa Revised Act"), which governs all limited liability companies as of January 1, 2011. The Iowa Revised Act broadens the permissible scope and function of the operating agreement and specifically provides that an operating agreement controls the legal relationship between the members of an Iowa limited liability company and the legal relationship between the members and the limited liability company itself, except as specifically prohibited in the Iowa Revised Act. Therefore, to the extent that the Iowa Revised Act does not specifically prohibit an operating agreement from governing what constitutes different classes of units, the specific terms of the operating agreement controls with respect to the limited liability company in question. The Iowa Legislature's discussions regarding the function of the operating agreement under the Iowa Revised Act according to commentary adopted by the Iowa Legislature was to increase the ability of limited liability companies to govern their actions through agreements included in the company's operating agreement, except as specifically prohibited by the Iowa Revised Act. There are no contradictory provisions in the Iowa Revised Act or any binding legal authority that render the Former Iowa Act's examples of separate classes inapplicable. Therefore, limited liability company interests that have different rights and limitations, specifically voting rights, can constitute different classes under Iowa law.

IRE's two classes of units will have different rights with respect to voting and transfers. Members holding IRE's Class A units will be entitled to vote on all matters for which unit holder approval is required under IRE's operating agreement or Iowa law. Members holding IRE's Class B units, by contrast, will only be entitled to vote on the election of directors, mergers, voluntary dissolution, certain amendments to Operating Agreement that modify their rights, and as required by Iowa law. Class B Members will not be entitled to vote on any other matters. Additionally, transfers of Class A units will only be permitted in blocks of at least 10 units and may be prohibited if the transfer would result in 300 or more Class A Members. Class B units, on the other hand, may be transferred without regard to the number of units transferred, and may be prohibited if the transfer would result in 500 or more Class B Members.

Based upon our review of the Proposed Operating Agreement and the Iowa Revised Act, it is our opinion that the Class A units and Class B units are separate classes of limited liability company interests under the Iowa Revised Act.

This opinion is based upon the state of facts and the law existing and in effect on the date hereof, which are subject to change prospectively or retroactively. We assume no obligation to revise, supplement or update this opinion in any respect at any time after the date hereof to account for any change in the law (whether or not hereafter enacted or adopted) or future facts, events, or circumstances.
This opinion is limited to the specific legal issues addressed herein and no opinion is implied or may be inferred beyond the matters expressly set forth herein. This opinion constitutes our entire opinion regarding the subject matter hereof and supersedes all prior opinions regarding such subject matter.
Very truly yours,

/s/ Catherine C. Cownie

Catherine C. Cownie